Exhibit 107
Calculation of Filing Fee Tables
Schedule TO
(Form Type)

  Ironwood Multi-Strategy Fund LLC
(Name of Issuer)

Ironwood Multi-Strategy Fund LLC
(Name of Person(s) Filing Statement)

Table 1 - Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$0 (1)	0.00013810	$0 (1)
Fees Previously Paid	$0.0		$0.0
Total Transaction Valuation	$0 (1)
Total Fees Due for Filing			$0 (1)
Total Fees Previously Paid			$0.0
Total Fee Offsets			$0.0
Net Fee Due			$0 (1)

(1)
The aggregate maximum value of limited liability company interests (“Units”) of Ironwood Multi-Strategy Fund LLC (the “Company”) being purchased is $650,074,262, based upon 20% of the net asset value of the Company as of January 31, 2026. The table reports a transaction valuation of $0 because the Offer is not subject to fees pursuant to the SEC No-Action Letter addressed to the Ironwood Funds and dated April 20, 2017.